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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                            --------------------
                                  FORM 12b-25               SEC FILE NUMBER
                                                            1-13071
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                                                            CUSIP NUMBER
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                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: For fiscal year ended December 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the
Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Hanover Compressor Company
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Full Name of Registrant

N/A
---
Former Name if Applicable

12001 North Houston Rosslyn
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Address of Principal Executive Office (Street and Number)

Houston, Texas  77086
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In 2002, we increased our ownership of our subsidiary, Belleli Energy S.r.l., to 51% from 20.3% by converting $13.4 million in loans, together with accrued interest thereon, into additional equity ownership and in November 2002 began consolidating the results of Belleli's operations. In connection with our increase in ownership of Belleli in November 2002, we obtained certain rights to purchase the remaining interest in Belleli and the right to market the entire company to a third party. During 2002, we also purchased certain operating assets of Belleli for approximately $22.4 million from a bankruptcy estate and leased these assets to Belleli for approximately $1.2 million per year, for seven years, for use in its operations. In August 2003, we exercised our option to acquire the remaining 49% interest in Belleli for approximately $15.0 million in order to gain control of Belleli.

During the fourth quarter of 2003, we completed our purchase price allocation and performed our annual impairment review of goodwill. We determined that because the present value of Belleli's expected future cash flow was less than the book value of our investment in Belleli, an impairment of $38.8 million of goodwill associated with Belleli should be recorded.

On Friday, March 12, 2004, our independent auditor, PricewaterhouseCoopers LLP, informed us that we should further analyze whether the impairment of the goodwill associated with Belleli should have been recorded prior to the fourth quarter of 2003. We are currently reviewing, in conjunction with PricewaterhouseCoopers, the appropriate periods in which this impairment should be recorded and the valuations used and need additional time to analyze this issue and to complete our financial statements and the related disclosure contained in our annual report on Form 10-K for the year ended December 31, 2003.


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If we determine, with the concurrence of PricewaterhouseCoopers, that the impairment charge should be recorded prior to the fourth quarter of 2003, our financial statements will be adjusted to the extent required. We expect to file our annual report on Form 10-K within the extension period.

Until such time as the matter discussed above is resolved we will not be in a position to finalize our financial statements, consequently
PricewaterhouseCoopers cannot at this time issue its report thereon.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        John E. Jackson               (281)                   447-8787
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             (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the resolution of the timing of the Belleli goodwill impairment charge, we currently expect to report a net loss of approximately $211.5 million for the year ended December 31, 2003 as compared to a net loss of $116.1 million for the year ended December 31, 2002. The net loss for the year ended December 31, 2003 was the result of several charges, including a pre-tax charge of approximately $38.8 million related to the impairment of goodwill associated with Belleli, previously described in our earnings release dated February 17, 2004 and included in our Current Report on Form 8-K furnished to the SEC on February 17, 2004, as updated by our Current Report on Form 8-K furnished to the SEC on March 2, 2004. In addition, as we had previously announced, the net loss for the year ended December 31, 2003 included the result of our recording the cost of the securities-related litigation settlement. As a result, we intend to record a pre-tax charge of approximately $43.0 million related to the settlement.

If it is determined by us and our independent auditor that we need to record the impairment of goodwill associated with Belleli prior to the fourth quarter of 2003, we will be required to apply a different exchange rate when translating the amount of impaired goodwill into U.S. dollars. This could have an impact on the amount of the charge associated with the impairment of goodwill. In addition, our financial results for any particular period will be impacted if the charge associated with the impairment of goodwill is taken in such period.

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                           Hanover Compressor Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 16, 2004                       By  /s/ JOHN E. JACKSON
                                             -----------------------------------
                                             John E. Jackson
                                             Senior Vice President and
                                             Chief Financial Officer


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